SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

September 10, 2012

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications reports that S&P Maalot placed the Company’s rating on CreditWatch on expected weakened liquidity and financial metrics due to, inter alia, expectation for higher dividends.

PARTNER COMMUNICATIONS REPORTS THAT S&P
MAALOT PLACED THE COMPANY’S RATING ON
CREDITWATCH ON EXPECTED WEAKENED LIQUIDITY
AND FINANCIAL MATRICS DUE TO, INTER ALIA,
EXPECTATION FOR HIGHER DIVIDENDS

ROSH HA'AYIN, Israel, September 10, 2012 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports today that Standard & Poor's Maalot ("S&P Maalot"), has placed the Company’s rating on CreditWatch on expected weakened liquidity and financial metrics due to, inter alia, expectation for higher dividends.

For further information see S&P Maalot's full Report dated September 10, 2012 on: http://www.maalot.co.il/publications/495/OTRPar20120910180444.pdf or its informal English translation attached to our Form 6-k to be furnished to the Securities and Exchange Commission later on today.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2011 Annual Report (20-F) filed with the SEC on March 22, 2012 as amended on March 26, 2012. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site

About 012 Smile Telecom Ltd.
012 Smile is a wholly owned subsidiary of Partner Communications which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB) under the 012 Smile brand. The completion of the purchase of 012 Smile by Partner Communications took place on March 3, 2011. For further details see the press release dated March 3, 2011.

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-7814951 E-mail: investors@orange.co.il	Ms. Yaffa Cohen-Ifrah Head of Investor Relations Tel: +972 54 909 9039 E-mail: Yaffa.cohenifrah@orange.co.il

September 10, 2012

Partner Communications Company
Rating Placed On CreditWatch On Expected Weakened
Liquidity And Financial Metrics Due To, Inter Alia,
Expectation For Higher Dividends

Primary Credit Analyst: Etai Rappel, etai_rappel@standardandpoors.com
Secondary Credit Analyst: Osnat Jaeger, osnat_jaeger@standardandpoors.com

Overview

•	The cancelation of the sale of parent company, Scailex Corporation, to Hutchison, in our opinion, puts pressure on Partner's liquidity, which we define as "less than adequate".
•	We expect a likely weakening of Partner's financial metrics alongside challenging market conditions.
•	We are placing the 'ilAA-' rating of Partner Communications Company Ltd. on CreditWatch with negative implications.
•
We intend to meet with the company and assess its exposure to Scailex's situation, including its dividend distributions, its liquidity management plans, and the effects of the increased competition on its future results.

Rating Action

On Sept. 10, 2012, Standard & Poor's Maalot placed its 'ilAA-' credit rating on telecommunications company, Partner Communications Company Ltd., on CreditWatch with negative implications.

Rationale

In August 2012 the Hutchison group announced the cancelation of the acquisition of Partner's parent company, Scailex Corporation (ilCC/Negative), and in our opinion Scailex's current position could have a greater effect on Partner's financial situation than initially expected.

The CreditWatch placement reflects our assessment that Scailex's expectations of dividends from Partner will impact on Partner's liquidity and financial metrics. This will occur alongside challenging market conditions for Partner, which we expect will likely have a negative effect on Partner's financial metrics.

In light of the combination of the expected dividend pressure from Scailex and challenging market conditions we assess Partner's liquidity as "less than adequate". In addition, we believe that Partner's adjusted debt-to-EBITDA ratio will likely be about 3.4x at the end of 2012, which indicates a high leverage with respect to Partner's current rating, especially given its liquidity situation and market conditions. However, in the last year Partner has shown relative independence with regards to dividend distributions and, in addition, its results in 2012 have so far been in line with our expectations.

www.maalot.co.il

Liquidity

We assess Partner's liquidity as "less than adequate" in light of our assessment of greater than expected dividend distribution and challenging market conditions. We estimate that the ratio of sources to uses, as defined by us, in 2012 and 2013 will be about 1.1x.

We assume Partner's sources in 2013 to be:

•	Cash at the beginning of the year of about new Israeli shekel (NIS) 0.6 billion;
•	And cash flow from operations, estimated by us, of about NIS1.4 billion.

We assume Partner's uses in 2013 to be:

•	Principal repayments of about NIS0.6 billion;
•	Capital expenditure of about NIS0.45 billion;
•	Dividend distributions, according to our current expectations, of about NIS0.4 billion;
•	And working capital (securitization/factoring) of about NIS0.4 billion according to our methodological assumption on securitization.

CreditWatch

We expect to resolve the CreditWatch within 90 days. We intend to meet with the company and assess its exposure to Scailex's situation, including its dividend distributions, its plans to manage its liquidity, and the effects of the increased competition on its future results.

We expect that a multi-notch downgrade is possible if the company does not present a clear path for improving its liquidity to a level we define as "adequate", alongside dealing with the competitive challenges.

We could affirm the rating if we are convinced that the company's exposure to Scailex's situation is limited and not expected to have a material, in our opinion, negative effect on the company, and if a clear path as aforementioned is presented together with a clear indication regarding Partner's ability to maintain its business position and its financial metrics at a level we regard as in line with the rating.

Related Criteria And Research

•	General Criteria: Use Of CreditWatch And Outlooks, Sept. 24, 2009
•	Criteria | Corporates | Industrials: Key Credit Factors: Business And Financial Risks In The Global Telecommunication, Cable, And Satellite Broadcast Industry, Jan. 27, 2009

These   articles   may   be   found   on   Standard   &   Poor's   website, www.standardandpoors.com.

www.maalot.co.il

Ratings List:

	To	From

Partner Communications Company	ilAA-/Watch Neg	ilAA-/Negative
Series B bonds	ilAA-/Watch Neg	ilAA-
Series C Bonds	ilAA-/Watch Neg	ilAA-
Series D bonds	ilAA-/Watch Neg	ilAA-
Series E Bonds	ilAA-/Watch Neg	ilAA-

Standard & Poor's Maalot ratings are based on information received from the Company and from other sources that Standard & P oor's Maalot believes to be reliable. Standard & Poor's Maalot does not audit the information it receives nor does it verify the co rrectness or completeness of such information.

It is hereby clarified that Standard & Poor's Maalot rating does not reflect risks relating to and/or arising from breaches, through intent or oversight, of any of the obligations included in the bond documents and/or the incorrectness or inaccuracy of any of the representations contained in the documents relating to the bond offering that is the subject of this rating, Standard & Poor's Maalot report or the facts that form the basis for the opinions expressed to Standard & Poor's Maalot as a condition for the giving of the rating, fraudulent or dishonest acts of commission or omission, or any other act that contravenes the law.

The ratings could be revised as a result of changes to the information received or for other reasons.  The rating should not be perceived as expressing any opinion concerning the price of the securities on the primary or secondary market.  The rating should not be perceived as expressing any opinion concerning the advisability of buying, selling or holding any security.

© Standard & Poor's Maalot reserves all rights.  This summary is not to be copied, photographed, distributed or used for any commercial purpose without Standard & Poor's Maalot consent, except to provide a copy of the whole report (with an acknowledgement of its source) to potential investors in the bonds that are the subject of this rating report for the purpose of their reaching a decision concerning the acquisition of the aforesaid bonds.

www.maalot.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: September 10, 2012